

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 1, 2017

Tushar Morzaria
Group Finance Director
Barclays PLC
Barclays Bank PLC
1 Churchill Place
London E14 5HP, England

> **Re: Barclays PLC**
> **Barclays Bank PLC**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **Form 6-K Filed July 28, 2017**
> **File Nos. 001-09246 and 001-10257**

Dear Mr. Morzaria:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 8A - Consolidated Statements and Other Financial Information, page 219

Note 8 - Operating Expenses, page 235

1.   We note your disclosure on page 194 regarding an additional charge of £395 million in Q416 relating to 2016 compensation awards reflecting a decision to more closely align income statement recognition with performance awards and your disclosure on page 56 regarding changes to your deferral arrangements. Please address the following:

   - Tell us all the key facts and circumstances related to your deferral arrangements before and after your changes;

- Provide us the basis for your accounting citing specific supporting accounting guidance for your arrangements before and after your changes; and

- Identify the key factors that resulted in changing the timing of the recognition of the compensation cost.

Form 6-K Filed July 28, 2017

Credit Risk, page 28

Analysis of Forbearance Programmes, page 30

2.   We note your disclosure that Barclays International forbearance balances increased £355 million to £2.4 billion, as consistent forbearance methodologies were introduced across CIB.   Please respond to the following:

- Describe the nature of the changes to the forbearance methodologies.

- Tell us whether the Group as a whole is now following consistent forbearance methodologies. If not, tell us the subsidiaries/divisions where a consistent methodology is not being followed and provide an estimate of the significance of the subsidiaries/divisions that are using different methodologies.

- Tell us whether there were any changes to the underlying allowance methodologies as a result in the change of forbearance methodologies.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley, Staff Accountant, at 202-551-3437 or me at 202-551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Technical and Policy Advisor
Office of Financial Services